                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                 ____________________

                                   AMENDMENT NO. 1
                                          TO
                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 ____________________

                                  PRIME RETAIL, INC.
                                   (Name of Issuer)

                       COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            (Title of Class of Securities)

                                      741570105
                                    (CUSIP Number)

                                  MICHAEL W. RESCHKE
                                 77 WEST WACKER DRIVE
                                      SUITE 4200
                                  CHICAGO, IL 60601
                                    (312) 917-1500
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   With a copy to:
                                WAYNE D. BOBERG, ESQ.
                                   WINSTON & STRAWN
                                 35 WEST WACKER DRIVE
                                  CHICAGO, IL 60601
                                    (312) 558-5600

                                  DECEMBER 18, 1998
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), or 240.13d-1(f) or 240.13d-1(g), check the following box: / /

                                     SCHEDULE 13D

       CUSIP No.    741570105

-------------------------------------------------------------------------------

      1.   NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Michael W. Reschke
-------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP,          (a) / /
                                                                      (b) /X/

-------------------------------------------------------------------------------
      3.   SEC USE ONLY
-------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS

                00
-------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        / /
-------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
-------------------------------------------------------------------------------

           NUMBER OF SHARES      7.   SOLE VOTING POWER -539,140
        BENEFICIALLY OWNED BY    ----------------------------------------------
        EACH REPORTING PERSON    8.   SHARED VOTING POWER - 7,594,629
                 WITH            ----------------------------------------------
                                 9.   SOLE DISPOSITIVE POWER - 539,140
                                 ----------------------------------------------
                                 10.  SHARED DISPOSITIVE POWER - 7,594,629
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Individually beneficially owns 152,717 shares of Common Stock, $0.01 par value per share, of the Issuer ("Common Stock"), 9,552 shares of Series B Preferred Stock, $0.01 par value per share, of the Issuer ("Preferred Stock"), which is immediately convertible into 11,424 shares of Common Stock, and certain options to purchase 374,999 shares of Common Stock, which options have already vested or will vest within 60 days. May be deemed to share beneficial ownership of: (i) 250,000 shares of Common Stock directly owned by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); (ii) 5,557,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock at any time (or, at Issuer's election, cash of equivalent value), directly owned by Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP"); (iii) 884,541 Common Units directly owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (iv) 97,456 Common Units directly owned by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); (v) 701,000 Common Units directly owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V"); and (vi) 104,632 Common Units directly owned by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI") by virtue of his position as managing general partner of PGLP and his ability to control PGLP, Inc. ("PGLPI"), Prime Finance, Inc. ("Prime Finance"), PFLP, PG-II, PG-IV, PG-V and PG-VI. PGLPI is the managing general partner of PG-II, PG-IV, PG-V and PG-VI. Prime Finance is the general managing partner of PFLP.
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Individually beneficially owns 152,717 shares of Common Stock, 9,552 shares of Preferred Stock and certain options to purchase 374,999 shares of Common Stock which, assuming conversion of the Preferred Stock and exercise of all vested options, constitute approximately 1.3% of the outstanding shares of Common Stock. May be deemed to share beneficial ownership of the approximately: (i) 250,000 shares of Common Stock directly owned by PGLP which constitute approximately 0.6% of the outstanding shares of Common Stock; (ii) 5,557,000 Common Units directly owned by PFLP which, assuming exchange of the Common Units, constitute approximately 11.5% of the outstanding shares of Common Stock; (iii) 884,541 Common Units directly owned by PG-II which, assuming exchange of the Common Units, constitute approximately 2.0% of the outstanding shares of Common Stock; (iv) 97,456 Common Units directly owned by PG-IV which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock; (v) 701,000 Common Units directly owned by PG-V which, assuming exchange of the Common Units, constitute approximately 1.6% of the outstanding shares of Common Stock; and (vi) 104,632 Common Units directly owned by PG-VI which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock by virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-IV, PG-V and PG-VI.
-------------------------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON - IN
-------------------------------------------------------------------------------

                                     SCHEDULE 13D

 CUSIP No.  741570105

-------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PGLP, Inc.
-------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 3.   SEC USE ONLY
-------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           Not Applicable
-------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 0
 BENEFICIALLY OWNED BY EACH  --------------------------------------------------
    REPORTING PERSON WITH
                             8.   SHARED VOTING POWER - 1,787,629
                             --------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 0
                             --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 1,787,629
-------------------------------------------------------------------------------

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           May be deemed to share beneficial ownership of: (i) 884,541 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, $0.01 par value per share, of the Issuer ("Common Stock") at any time (or, at the Issuer's election, cash of equivalent value), owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (ii) 97,456 Common Units owned by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV");
           (iii) 701,000 Common Units owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V"); and (iv) 104,632 Common Units owned by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI") by virtue of its position as managing general partner of each of PG-II, PG-IV, PG-V and PG-VI.
-------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           May be deemed to share beneficial ownership of: (i) 884,541 Common Units owned by PG-II which, assuming exchange of the Common Units, constitute approximately 2.0% of the outstanding shares of Common Stock; (ii) 97,456 Common Units owned by PG-IV which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock; (iii) 701,000 Common Units owned by PG-V which, assuming exchange of the Common Units, constitute approximately 1.6% of the outstanding shares of Common Stock; and
           (iv) 104,632 Common Units owned by PG-VI which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock by virtue of its position as managing general partner of each of PG-II, PG-IV, PG-V and PG-VI.
-------------------------------------------------------------------------------

 14.  TYPE OF REPORTING PERSON - CO
-------------------------------------------------------------------------------

                                    SCHEDULE 13D

 CUSIP No.  741570105

-------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Finance, Inc.
-------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                     (b)  /X/
-------------------------------------------------------------------------------
 3.   SEC USE ONLY
-------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           Not Applicable
-------------------------------------------------------------------------------

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 0
 BENEFICIALLY OWNED BY EACH  --------------------------------------------------
    REPORTING PERSON WITH
                             8.   SHARED VOTING POWER - 5,557,000
                             --------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 0
                             --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 5,557,000
-------------------------------------------------------------------------------

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           May be deemed to share beneficial ownership of 5,557,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, $0.01 par value per share, of the Issuer, at any time (or, at the Issuer's election, cash of equivalent value), directly owned by Prime Financing Limited Partnership, an Illinois limited partnership, by virtue of its position as managing general partner of Prime Financing Limited Partnership.
-------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           May be deemed to share beneficial ownership of 5,557,000 Common Units owned by Prime Financing Limited Partnership, which constitute approximately 11.5% equity interest in the Issuer, assuming exchange of the Common Units, by virtue of its position as general partner of Prime Financing Limited Partnership.

-------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - CO
-------------------------------------------------------------------------------
                                    SCHEDULE 13D

 CUSIP No.  741570105

-------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group Limited Partnership
-------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                    (b)  /X/
-------------------------------------------------------------------------------
 3.   SEC USE ONLY
-------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00
-------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
-------------------------------------------------------------------------------

      NUMBER OF SHARES       7.   SOLE VOTING POWER - 250,000
 BENEFICIALLY OWNED BY EACH  --------------------------------------------------
    REPORTING PERSON WITH    8.   SHARED VOTING POWER - 0
                             --------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 250,000
                             --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           250,000 shares of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock")
-------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 0.6% equity interest in the Issuer
-------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
-------------------------------------------------------------------------------

                                     SCHEDULE 13D

 CUSIP No.  741570105

-------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Financing Limited Partnership
-------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 3.   SEC USE ONLY
-------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00
-------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              / /
-------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
-------------------------------------------------------------------------------

      NUMBER OF SHARES       7.   SOLE VOTING POWER - 5,557,000
 BENEFICIALLY OWNED BY EACH  --------------------------------------------------
    REPORTING PERSON WITH    8.   SHARED VOTING POWER - 0
                             --------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER -5,557,000
                             --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,557,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share ("Common Stock"), at any time or, at the Issuer's election, cash of equivalent value.
-------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 11.5% equity interest in the Issuer, assuming exchange of the Common Units.
-------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
-------------------------------------------------------------------------------

                                    SCHEDULE 13D

 CUSIP No.  741570105

-------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group II, L.P.
-------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                     (b)  /X/
-------------------------------------------------------------------------------
 3.   SEC USE ONLY
-------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00
-------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          / /
-------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
-------------------------------------------------------------------------------

      NUMBER OF SHARES       7.   SOLE VOTING POWER -884,541
 BENEFICIALLY OWNED BY EACH  --------------------------------------------------
    REPORTING PERSON WITH    8.   SHARED VOTING POWER - 0
                             --------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 884,541
                             --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           884,541 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.
-------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 2.0% equity interest in the Issuer, assuming exchange of the Common Units.
-------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
-------------------------------------------------------------------------------

                                    SCHEDULE 13D

 CUSIP No.  741570105

-------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group IV, L.P.
-------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                     (b)  /X/
-------------------------------------------------------------------------------
 3.   SEC USE ONLY
-------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00
-------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
-------------------------------------------------------------------------------

      NUMBER OF SHARES       7.   SOLE VOTING POWER -97,456
 BENEFICIALLY OWNED BY EACH  --------------------------------------------------
    REPORTING PERSON WITH    8.   SHARED VOTING POWER - 0
                             --------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 97,456
                             --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           97,456 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.
-------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 0.2% equity interest in the Issuer, assuming exchange of the Common Units.
-------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
-------------------------------------------------------------------------------

                                    SCHEDULE 13D


 CUSIP No.  741570105

-------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group V, L.P.
-------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                     (b)  /X/
-------------------------------------------------------------------------------
 3.   SEC USE ONLY
-------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00
-------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            / /
-------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
-------------------------------------------------------------------------------

      NUMBER OF SHARES       7.   SOLE VOTING POWER - 701,000
 BENEFICIALLY OWNED BY EACH  --------------------------------------------------
    REPORTING PERSON WITH    8.   SHARED VOTING POWER - 0
                             --------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 701,000
                             --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           701,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.
-------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 1.6% equity interest in the Issuer, assuming exchange of the Common Units.
-------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
-------------------------------------------------------------------------------

                                    SCHEDULE 13D


 CUSIP No.  741570105

-------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group VI, L.P.
-------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                     (b)  /X/
-------------------------------------------------------------------------------
 3.   SEC USE ONLY
-------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00
-------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America
-------------------------------------------------------------------------------

      NUMBER OF SHARES       7.   SOLE VOTING POWER - 104,632
 BENEFICIALLY OWNED BY EACH  --------------------------------------------------
    REPORTING PERSON WITH    8.   SHARED VOTING POWER - 0
                             --------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 104,632
                             --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           104,632 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.
-------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
-------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 0.2% equity interest in the Issuer, assuming exchange of the Common Units.
-------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN
-------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Prime Retail, Inc., a Maryland
corporation (the "Company").   The principal executive offices of the Company
are located at 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland
21202.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) and (f). This Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"); PGLP, Inc., an Illinois corporation ("PGLPI"); Prime Finance, Inc., an Illinois corporation ("Prime Finance"); Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP"); Prime Group II, L.P., an Illinois limited partnership ("PG-II"); Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); Prime Group V, L.P., an Illinois limited partnership ("PG-V"); and Prime Group VI, L.P., an Illinois limited partnership ("PG-VI").

          Reschke (i) is the managing general partner of PGLP; (ii) owns an approximate 50.75% equity interest in PGLPI, which is the managing general partner of PG-II, PG-IV, PG-V; and PG-VI and (iii) owns an approximate 50.75% equity interest in Prime International, Inc., which owns all of the issued and outstanding stock of Prime Finance, which is the managing general partner of PFLP.

          (b)(i) The business address of each of Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-IV, PG-V and PG-VI is:

               77 West Wacker Drive
               Suite 4200
               Chicago, Illinois 60601

          (ii) Unless otherwise indicated in paragraph (c)(iii) of this Item 2, the business address of each person listed in paragraph (c)(iii) of this
Item 2 is:

               77 West Wacker Drive
               Suite 4200
               Chicago, Illinois 60601

          (c)(i) Reschke is the Chairman, President and Chief Executive Officer of The Prime Group, Inc., an Illinois corporation ("PGI"), the President and a member of the Board of Directors of PGLPI and Prime Finance and the Chairman of the Board of Trustees and a member of the Board of Trustees of Prime Group Realty Trust, a publicly traded real estate investment trust ("PGRT"). Reschke is also the Chairman of the Board of Directors of each of the Company, a publicly traded corporation which qualifies for treatment as a real estate investment trust engaged in the ownership, development and management of factory outlet centers, and Brookdale Living Communities, Inc., a publicly traded Delaware corporation involved in the ownership, development and operation of senior independent assisted living facilities and a member of the Board of Directors of Horizon Group Properties, Inc., a publicly traded corporation which qualifies for treatment as a real estate investment trust involved in the ownership, development and management of factory outlet centers. The principal business of PGI and PGLPI is the ownership, development and management of, and investment in, directly or indirectly, real estate. The principal business of PGRT is the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties.

          (ii) The principal business of each of PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-IV, PG-V and PG-VI is the ownership, development and management of, and investment in, directly or indirectly, real estate.

          (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see paragraph (c)(i) of this Item 2)) of PGLPI and Prime Finance:

 Name                           Present Principal Occupation or Employment
 ----                           ------------------------------------------
 Robert J. Rudnik (A)(B). . .   Executive Vice President/General Counsel and
                                Secretary of PGI; Vice President and Secretary
                                of PGLPI and Prime Finance; Executive Vice
                                President, General Counsel and Secretary of
                                Brookdale Living Communities, Inc.

 Name                           Present Principal Occupation or Employment
 ----                           ------------------------------------------
 Gary J. Skoien. . . . . . . .  Executive Vice President of PGI; Vice President
                                of PGLPI and Prime Finance; President, Chief
                                Executive Officer and Chairman of Horizon Group
                                Properties, Inc.

 Ray R. Grinvalds. . . . . . .  Senior Vice President/Asset and Development
                                Management of PGI; Vice President and Treasurer
                                of PGLPI

 Warren H. John (B). . . . . .  Vice President of PGI; Vice President and
                                Assistant Secretary of PGLPI

 Mark K. Cynkar. . . . . . . .  Senior Vice President and Chief Financial
                                Officer of PGI; Vice President of PGLPI and
 --------------                 Prime Finance

 (A) Director of Prime Finance
 (B) Director of PGLPI

          All of the executive officers and directors of PGLPI and Prime Finance are citizens of the United States of America.

          (d) and (e) During the last five years, none of Reschke nor any of the executive officers of PGLPI or Prime Finance (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to an Agreement and Plan of Merger, dated as of February 1, 1998, by and among Prime Retail, Inc. ("Old Prime"), Prime Retail, L.P., Horizon Group, Inc., Sky Merger Corp., Horizon Group Properties, Inc., Horizon Group Properties, L.P. and Horizon/Glen Outlet Centers Limited Partnership (the "Merger Agreement"), the shares of Common Stock of Old Prime owned by Reschke and PGLP were automatically converted into the same number of shares of Common Stock of the Company upon consummation of the transactions contemplated by the Merger Agreement.

          PGLP, PFLP, PG-II, Prime Group III, L.P., an Illinois limited partnership ("PG-III"), PG-IV and PG-V held, prior to the transactions contemplated by the Merger Agreement, Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Company, $0.01 par value per share, at any time (or, at the Company's election, cash of equivalent value). PFLP, PG-II, PG-IV, PG-V and PG-VI continue to hold such Common Units.

          On September 9, 1998, 38,916 Common Units were transferred from PG-IV to PG-II.

          On December 18, 1998, The Northern Trust Company released the pledge on the 43,000 Common Units pledged by PGLP pursuant to a Pledge and Security Agreement, dated as of October 1, 1996, by and between The Northern Trust Company and PGLP.

          On December 18, 1998, The Northern Trust Company released the pledge on the 61,632 Common Units pledged by PG-III pursuant to a Pledge and Security Agreement, dated as of October 1, 1996, by and between The Northern Trust Company and PG-III.

          On December 18, 1998, 43,000 Common Units were transferred from PGLP to PG-VI.

          On December 18, 1998, 61,632 Common Units were transferred from PG-III to PG-II and then to PG-VI.

ITEM 4.   PURPOSE OF TRANSACTION.

           Reschke and PGLP own shares of Common Stock and PFLP, PG-II, PG-IV, PG-V and PG-VI own Common Units and intend to hold such securities for investment purposes.

          None of Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-IV, PG-V or PG-VI has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Reschke beneficially owns 152,717 shares of Common Stock, 9,552 shares of Preferred Stock and certain options to purchase 374,999 shares of Common Stock which, assuming conversion of the Preferred Stock and exercise of all vested options, constitute approximately 1.3% of the total outstanding shares of Common Stock. PGLP beneficially owns 250,000 shares of Common Stock which constitute approximately 0.6% of the outstanding shares of Common Stock. PFLP beneficially owns 5,557,000 Common Units which, assuming exchange of the Common Units, constitute approximately 11.5% of the outstanding shares of Common Stock. PG-II beneficially owns 884,541 Common Units which, assuming exchange of the Common Units, constitute approximately
2.0% of the outstanding shares of Common Stock.   PG-IV beneficially owns
97,456 Common Units which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock. PG-V beneficially owns 701,000 Common Units which, assuming exchange of the Common Units, constitute approximately 1.6% of the outstanding shares of Common Stock. PG-VI beneficially owns 104,632 Common Units which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock.

          By virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-IV, PG-V, and PG-VI, Reschke may be deemed to share beneficial ownership of the 250,000 shares of Common Stock directly owned by PGLP and the 5,557,000, 884,541, 97,456, 701,000 and 104,632 Common Units owned by PFLP, PG-II, PG-IV, PG-V and PG-VI, respectively. Prime Finance may be deemed to share beneficial ownership of the 5,557,000 Common Units directly owned by PFLP because Prime Finance is the managing general partner of PFLP. PGLPI may be deemed to share beneficial ownership of the 884,541, 97,456, 701,000 and 104,632 Common Units directly owned by PG-II, PG-IV, PG-V and PG-VI, respectively, because PGLPI is the managing general partner of each of PG-II, PG-IV, PG-V and PG-VI.

          (b) Reschke has the sole power to direct the vote and disposition of 152,717 shares of Common Stock and 9,552 shares of Preferred Stock
directly owned by Reschke.   PGLP has the sole power to direct the vote and
disposition of the 250,000 shares of Common Stock directly owned by PGLP. PFLP has the sole power to direct the vote and disposition of the 5,557,000 Common Units owned by PFLP. Each of PG-II, PG-IV, PG-V and PG-VI has the sole power to direct the vote and disposition of the 884,541, 97,456, 701,000 and 104,632 Common Units directly owned by PG-II, PG-IV, PG-V and PG-VI, respectively.

          By virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-IV, PG-V and PG-VI, Reschke may be deemed to share the power to direct the vote and disposition of the 250,000 shares of Common Stock directly owned by PGLP and the 5,557,000, 884,541, 97,456, 701,000 and 104,632 Common Units owned by
PFLP, PG-II, PG-IV, PG-V and PG-VI, respectively. Prime Finance may be deemed to share the power to direct the vote and disposition of the 5,557,000 Common Units directly owned by PFLP because Prime Finance is the managing general partner of PFLP. PGLPI may be deemed to share the power to direct the vote and disposition of the 884,541, 97,456, 701,000 and 104,632 Common Units directly owned by PG-II, PG-IV, PG-V and PG-VI, respectively, because PGLPI is the managing general partner of each of PG-II, PG-IV, PG-V and PG-VI.

          (c) On December 18, 1998, (i) PGLP transferred 43,000 Common Units to PG-VI as a contribution to the capital of PG-VI and (ii) PG-III distributed to PG-II 61,632 Common Units, and PG-II transferred 61,632 Common Units to PG-VI as a contribution to the capital of PG-VI. Other than as described above, none of Reschke, PGLP, PFLP, PG-II, PG-IV, PG-V or PG-VI, nor, to the best of their knowledge, any of the executive officers or directors of PGLPI or Prime Finance, has effected any transaction in securities of the Company during the past 60 days.

          (d) Other than the following, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by Reschke, PGLP, PFLP, PG-II, PG-IV, PG-V or PG-VI, except for Reschke, PGLP, PFLP, PG-II, PG-IV, PG-V, PG-VI, PGLPI or Prime Finance:

          (1) First Boston Mortgage Capital Corporation, pursuant to a Pledge and Security Agreement dated as of June 14, 1996, as amended, by and between PFLP and Bankers Trust Company;

          (2) Kemper Investors Life Insurance Company ("Kemper"), pursuant to a Pledge and Security Agreement dated as of March 22, 1994, as amended, by and between PG-II and Kemper;

          (3) Lumbermens Mutual Casualty Company ("LMCC"), pursuant to a Pledge and Security Agreement dated as of March 22, 1994, as amended, by and between PG-V and LMCC; and

          (4) LaSalle National Bank, a national banking association ("LaSalle"), pursuant to the terms and conditions of a Pledge Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle (the "Pledge Agreement");

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Pursuant to a Pledge and Security Agreement dated as of June 14, 1996, as amended, by and between PFLP and Bankers Trust Company, PFLP pledged 5,557,000 Common Units as security for borrowings pursuant to a Credit Agreement by and between PFLP and First Boston Mortgage Capital Corporation dated as of even date therewith.

          Pursuant to a Pledge and Security Agreement dated as of March 22, 1994, as amended, by and between PG-II and Kemper, PG-II pledged 739,333 Common Units to secure certain obligations relating to the obligations of PG-II under a guaranty issued by PG-II with respect to credit support issued by Kemper to an affiliate of PG-II. On September 9, 1998, PG-II pledged an additional 145,208 Common Units to secure such obligations.

          Pursuant to a Pledge and Security Agreement dated as of March 22, 1994, as amended, by and between PG-V and LMCC, PG-V pledged 598,346 Common Units as security for the obligations of PG-V to LMCC under a guaranty issued by PG-V with respect to credit support issued by LMCC to an affiliate of PG-V.

          Pursuant to the terms and conditions of the Pledge Agreement, PG-VI pledged 104,632 Common Units (along with other collateral) to LaSalle, in order to secure its obligations under that certain Loan Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle (the "Loan Agreement"), as amended by the First Amendment to Loan Documents, Consent and Limited Release, dated January 29, 1999 (the "First Amendment"). In addition, PGI guaranteed the payment in full of PG-VI's obligations under the Loan Agreement pursuant to a Continuing Unconditional Guaranty made in favor of LaSalle, dated as of December 18, 1998 (the "Continuing Unconditional Guaranty"). The Loan Agreement, the First Amendment, the Pledge Agreement and the Continuing Unconditional Guaranty are attached hereto as Exhibits I, II, III and IV, respectively.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit I Loan Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle

          Exhibit II     First Amendment to Loan Documents, Consent and Limited
                         Release, dated as of January 29, 1999, by and between PG-VI and LaSalle

          Exhibit III Pledge Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle

          Exhibit IV     Continuing Unconditional Guaranty, dated as of
                         December 18, 1998, by PGI in favor of LaSalle

                                      SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.



                              /s/ Michael W. Reschke
                              -----------------------------
                              Michael W. Reschke


                              Dated: February 25, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

                              PGLP, INC.


                              By:     /s/ Michael W. Reschke
                                   -------------------------
                              Name:   Michael W. Reschke
                              Title:  President


                              Dated: February 25, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

                              PRIME FINANCE, INC.


                              By:    /s/ Michael W. Reschke
                                    -----------------------
                              Name:  Michael W. Reschke
                              Title: President


                              Dated: February 25, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

                              PRIME GROUP LIMITED PARTNERSHIP

                              By:    /s/ Michael W. Reschke
                                    -------------------------
                              Name:  Michael W. Reschke
                              Title: Managing General Partner


                              Dated: February 25, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

                              PRIME FINANCING LIMITED PARTNERSHIP
                              By: Prime Finance, Inc., its managing general partner


                              By:    /s/ Michael W. Reschke
                                    ---------------------------
                              Name:  Michael W. Reschke
                              Title: President


                              Dated: February 25, 1999

                                   SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

                              PRIME GROUP II, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:    /s/ Michael W. Reschke
                                    -------------------------
                              Name:  Michael W. Reschke
                              Title: President


                              Dated: February 25, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

                              PRIME GROUP IV, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:    /s/ Michael W. Reschke
                                    -------------------------
                              Name:  Michael W. Reschke
                              Title: President


                              Dated: February 25, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

                              PRIME GROUP V, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:    /s/ Michael W. Reschke
                                    --------------------------
                              Name:  Michael W. Reschke
                              Title: President


                              Dated: February 25, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

                              PRIME GROUP VI, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:    /s/ Michael W. Reschke
                                    ------------------------------
                              Name:  Michael W. Reschke
                              Title: President


                              Dated: February 25, 1999

                                    EXHIBIT INDEX

Exhibit No.              Description
-----------              -----------
Exhibit I                Loan Agreement, dated as of December 18, 1998, by and
                         between PG-VI and LaSalle

Exhibit II               First Amendment to Loan Documents, Consent and Limited
                         Release, dated as of January 29, 1999, by and between PG-VI and LaSalle

Exhibit III Pledge Agreement, dated as of December 18, 1998, by and between PG-VI and LaSalle

Exhibit IV               Continuing Unconditional Guaranty, dated as of
                         December 18, 1998, by PGI in favor of LaSalle